

ORRICK


03050227

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

March 21, 2003

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED


SEC MAIL PROCESSING
RECEIVED
MAR 2 7 2003
WASH. D.C.
187
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of February 21, 2003, enclosed please find a copy of a Press Release dated March 20, 2003.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

JKG/ejm
Enclosure

4/29

DOCSNY1:863595.1
13024-2 JG9

Press Release

FJA increases net income for the 2002 fiscal year by 21% to 16.5 million Euro


SEC MAIL PROCESSING
RECEIVED
MAR 27 2003
WASH. D.C. 187 SECTION

- **Revenues rise 16% to over 130 million Euro**
- **EBIT grows by 24% to 25.5 million Euro**
- **Dividend to increase by 0.10 Euro to 0.70 Euro per share**
- **Above-average growth again planned for 2003**

Munich, 20th March 2003 – FJA AG (securities code (WKN) 513010, ISIN DE0005130108), the consulting and software firm that serves insurance companies and financial service providers, can look back on a successful fiscal year 2002. Bucking the negative trend in the IT sector, the company - which has been listed on the Neuer Markt of the Frankfurt Stock Exchange since February 2000 and which will soon be quoted in the new TecDAX index - increased net income after tax by 21% to 16.5 million Euro (2001: 13.6 million Euro). At the same time, the operating income (EBIT) rose by 24% to 25.5 million Euro (2001: 20.6 million Euro). Revenues grew by 16% to 130.2 million Euro (2001: 111.9 million Euro) and the result per share rose from 1.78 Euro to 2.16 Euro. It is proposed that this should be used to pay a dividend of 0.70 Euro (2001: 0.60 Euro).

Above-average growth continues

Whereas Germany's IT sector showed negative development in 2002 with the latest IDC/EITO study reporting losses of 3.7%, FJA succeeded in increasing its net income after tax by 21% to 16.5 million Euro. The rise in EBIT was in fact 24%, clearly above the planned 20% increase in growth. "Two factors in particular helped to propel our above-average growth last year", explains Prof. Dr. Manfred Feilmeier, CEO of FJA AG. "Firstly, we further consolidated our leading position as a provider of software for private and company old-age provision products. Here, we reaped the benefits of the extensive investments directed towards further developing our core product, FJA Life Factory ®. Newly developed products such as our software for administering Riester

subsidies were extremely well received on the market with over 20 customers opting for this solution in 2002. Secondly, increasing cost pressures in the insurance sector have also increased demand for our cost-reducing software solutions that enable insurers to organise their business processes in a more efficient way."

Proposed increase in the dividend to 0.70 Euro

As in the past, FJA is again planning to use the dividend to enlist the shareholders in the company's success for the fiscal year 2002. Accordingly, the Annual General Meeting on 26th June 2003 will include a proposal to increase the dividend by 0.10 Euro to 0.70 Euro per share.

Planning for the current fiscal year

For 2003, FJA is planning to increase profits by 10% and to achieve the revenue growth required to accomplish this. With forecasts anticipating 0% growth for the IT sector as a whole, the company is again planning to grow by 10% more than the overall market. FJA believes that in the sector of private and company old-age pension products the demographic development throughout Europe continues to offer good potential for growth.

High demand for cost-reducing software solutions

Additional potential should be tapped by further developing and enhancing standard software for life insurance and health insurance. Here, a further increase in demand for FJA software solutions is anticipated because of increasing cost pressures on the insurance industry. Insurers can use this software as a tool to organise their business processes in a more streamlined, efficient way and transfer some of these processes to the end customer through online insuring, in a similar way to online banking. At the same time, the health reform announced for the first half of 2003 will significantly increase demand for new software solutions that can map the amended business processes and offer the necessary potential for savings.

FILE NO.
82-5077

Expansion of foreign business

An additional goal for 2003 consists in expanding the company's foreign business. In 2002 foreign business accounted for 10% of revenues, and the aim is to increase this proportion to between 12 and 15% through organic growth. The prime focus here will be on Central and Eastern Europe as well as the English-speaking countries.

About FJA:

FJA is a leading consulting and software firm in the insurance sector, specialising in developing and implementing standard software for insurance companies and other financial service providers. FJA's software supports customers in the development of insurance products, portfolio administration and sales.

FJA was founded in Munich in 1980 as Prof. Dr. Feilmeier, Junker & Co., Institut für Wirtschafts- und Versicherungsmathematik GmbH. It changed its name to FJA AG in 1999. In February 2000 the company became listed on the Neuer Markt of the Frankfurt Stock Exchange. It was listed in the NEMAX50 index from March 2002. Following restructuring of the various segments within the Stock Exchange, FJA is being listed in the TecDAX index with effect from 24th March 2003. The members of the Executive Board are Prof. Dr. Manfred Feilmeier (Chairman and CEO), Rainer Herbers (Vice-Chairman and COO), Michael Junker (CRO), Dr. Thomas Meindl (CFO) and Dr. Rolf Schwaneberg (CHRO).

FJA AG employs just under 1,000 people at offices in Munich, Berlin, Hamburg, Cologne, Stuttgart, Zurich, Vienna, Maribor (Slovenia) and New York.

Press and Public Relations:

Martina Fassbender, FJA AG, Leonhard-Moll-Bogen 10, 81373 Munich,
Telephone +49 (0)89/769 01 517, Fax + 49 (0)89/769 01 606, E-mail: martina.fassbender@fja.com